Exhibit 12
LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2012	2011	2010	2009	2008
(Thousands of Dollars)

Income before interest charges and income taxes	$93,515	$102,317	$84,727	$77,395	$84,684
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,569	1,780	1,820	1,833	1,691
Total Earnings	$95,084	$104,097	$86,547	$79,228	$86,375

Interest on long-term debt	$22,958	$23,161	$24,583	$24,583	$19,851
Other Interest	2,198	2,383	2,269	5,770	10,363
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,569	1,780	1,820	1,833	1,691
Total Fixed Charges	$26,725	$27,324	$28,672	$32,186	$31,905

Ratio of Earnings to Fixed Charges	3.56	3.81	3.02	2.46	2.71